
WHOOSHH INNOVATIONS

By adding Whooshh fish passage solutions to existing dams, hydropower efficiency can be increased up to 10% worldwide, invasive species can be removed, and native fish populations can rebound, all at a fraction of the cost and time of any other approach. It's a win for the fish, the planet, and clean energy.

$1,734,000
Previously Raised through Reg CF.

$0
Raised

0
Investors

$1.50
Share Price

$4,000,000
Maximum Offering

$249.00
Minimum Investment

Bonus Shares
Details Below

Offering Ends April 30, 2024

Invest Now

Overview:

Whooshh is using its proprietary technologies to help save the fish, feed the planet, and grow clean energy by enabling fish to migrate over any dam or barrier through its novel fish passage and fish monitoring systems. We are now delivering a suite of proprietary products to the market to tackle the fish passage problem worldwide.

Today, our solutions are available for selective fish passage over dams, invasive species management and removal, commercial aquaculture where fish welfare is paramount and in processing plants where hygiene is critical and water is expensive.

TERMS:	
Offering Type:	Regulation CF
Security Type:	Common Stock
Maximum Offering:	$4,000,000
Minimum Offering:	$10,000
Minimum Investment:	$249.00
Broker Dealer:	Andes Capital Group, LLC
Transfer Agent:	KoreTransfer USA LLC
Escrow Agent:	West Town Bank and Trust

View SEC Filing (https://www.sec.gov/edgar/searchedgar/companysearch.html)

Buy Shares

Why Invest:

Market Size

> **> $1T**
> Total Addressable Market

> **> 90%**
> of dams have no fish passage today

> **10%**
> More efficient

- Timing: The politics are right, the products are ready; and the market is enormous.
- Time: The need is great. Our fish passage solutions enable a faster transition to clean energy, a necessity for our future and the fish that live in our planets waters.
- AI Advantage: We are years ahead in the use of AI derived algorithms for Fish Species Recognition and selective fish passage sorting. We can become the de facto standard.
- Cash: We are already producing revenue today, and are raising capital

Key Metrics

> **> 60%**
> Gross Margins

> **> $15MM**
> Lifetime Revenue

> **>$100M**
> Pipeline



use of water

WHOOSHH INNOVATIONS

to grow the business, not just start one.

- Commitment: Nearly every country in the world has pledged huge reductions in its CO_2 emissions. History making dollars have already been appropriated for fish passage projects over the next 10 years to assure hydropower plays a central role in our future.
- Value: Not only do our solutions cost substantially less, they are much more efficient in their water use, and as such the value for the owner and operator can be measured in months rather than years.

Economics

Up to
80% Less
Solutions cost up to 80% less than traditional custom civil projects.

$1M
Line of credit for government contract project financing

1 Year
Customer Return on Investment

Invest Now

Moat

>50
Patents or Patents Pending

10 Years
of Independent Studies

World wide Brand Recognition:
Whooshh®;Salmon Cannon™, Passage Portal™; FishI Recognition™; Elverator™; Guardian™; Rescue Router™

WHOOSHH INNOVATIONS (/)

Our Mission:

SAVE THE FISH

We deploy novel products designed and developed to improve fish welfare, fish passage and spawning success.

FEED THE PLANET

By passing fish over barriers and improving native fish numbers, our products help provide critical nutrients for the planet's ecosystems and are the number one protein for the people on it.

GROW CLEAN ENERGY

By enabling more efficient use of our water resources, we enable the growth of hydropower and all clean renewable energy.

HEAL THE ENVIRONMENT

Reducing CO2 emissions as quickly as possible, cools the planet, its waters, and the fish politics.

Invest Now

Problem:

The are more than one million dams in the world. Most of these dams do not have any fish passage. Migrating fish species are threatened with extinction. The rules and the climate have changed. To continue operating a hydropower dam, or to build a new dam, installation of a viable fish passage solution is usually required.

Solution

We have developed award winning core technologies and created new product categories, using modular designs, so that we can offer fish passage and monitoring solutions that are best suited to the fish and the river while substantially reducing the time and cost to deploy.

"The fish pass through without so much as a scratch. Also, you won't have to divert water, as you do in a ladder system. Out here, the economy is all about agriculture, and water is gold. That's what makes Whooshh such a great concept."

Mark Johnston – Yakama Nation Fisheries Biologist

Our systems assist native fish to pass over dams in seconds to reclaim access to their spawning grounds. This means fish expend far less energy, experience less stress, and are therefore reaching cleaner, safer, water and spawning habitat, with fewer pre-spawning mortalities.

We also do not require concrete infrastructure or any extra, unnecessary use of water or impose a permanent environmental footprint.

Our gentle handling of fish without producing waste water, reduces injuries, mortalities, and stress – overall improving survivability, fecundity, and ultimately our product value.



Passage Portal™



Fishl Recognition™

Our Passage Portal™ products permit fish to swim in on their own, and the automated FishL Recognition™ system selectively sorts the fish before they glide through our Migrator™ tubes, regardless of geography, height of obstacle, water temperatures or changing water levels, …. all in less than a minute.

We have integrated scanning, sorting and invasive species removal features in order to enable selective fish passage. This way, we never stop collecting images and data and learning about the local habitat – and the fish who call it home.



WHOOSHH (/)

After many pilot programs and studies, and more than a million fish that have used our systems around the world, we are ready to scale up and speed up deployments while the transition to a clean electric grid accelerates.

The maximum capacity of one Passage Portal™ is 40 fish per minute or 57,600 fish per day, more than many rivers see in an entire year. In short, we enable fish to glide over barriers without stress or injury, all in a flexible, misted, temperature-controlled Migrator tube. Fish float over land or infrastructure barriers from point A to Point B in seconds, without requiring huge amounts of water and power as is often required for traditional systems.

WHOOSHH
INNOVATIONS
(/)

2013
First Salmon Cannon Deployed
Yakama Nation agrees to be first Customer to deploy and trial Salmon Cannon.



2014
Whooshh goes viral on Social media (https://www.forbes.com/sites/startswithabang/2019/08/26/the-salmon-cannon-is-a-stroke-of-scientific-and-environmental-brilliance/?sh=770c3457b7a6)
CBS News, Discovery Channel, and John Oliver were just some of the media outlets that were viewed by millions around the world.

Forbes

2015
48 National Patents Granted
Key markets protected with broad utility



WHOOSHH INNOVATIONS (/)

patents around our pneumatic transport tubes.



2017

First Passage Portal deployed on a non-powered dam

A Whooshh Passage Portal, 1700' long and 135' high was piloted on the Bureau of Reclamations Cle Elum Dam

2017

20 Independent Studies Completed

To obtain regulatory acceptance numerous independent studies were successfully completed.




2018
NATIONAL HYDROPOWER ASSOCIATION
OUTSTANDING STEWARDS OF AMERICA'S WATERS AWARD
RECREATIONAL & ENVIRONMENTAL ENHANCEMENT

2018

First National Hydropower Association Award

Outstanding Steward of Americas Waters Award for Cle Elum Dam deployment

2020

Whooshh Achieves

WHOOSHH INNOVATIONS (/)

Net Profits for the fiscal year
Company achieves more than $2M in net profits on $5.6M in revenue



2021
Second National Hydropower Association Award



Outstanding Steward of Americas Waters Award for emergency Fraser River Big Bar project.

2022
Whoosh installs first shad system on East Coast
First commercial passage system deployed at hydropower dam specifically for shad passage.



2023
Whooshh deploys system in Mid-west



Guardian system deployed for the first time on the Illinois River for use in the battle against invasive carp.



0:00 / 0:30

Use of Proceeds:

Assumes a maximum $4,000,000 raise is achieved.



50%

$2,000,000
Working Capital



25%

$1,000,000
Personnel



25%

$1,000,000
R&D Projects

Bonus Program:

Bonus Share Program may be stacked. See Updates below*.

Loyalty Bonus:

50%

Bonus Shares

if you invested
previously with
Whooshh
Innovations

Time Based Bonus

50%	**35%**	**20%**
Bonus Shares	Bonus Shares	Bonus Shares



Invest by Nov. 15, 2023	Invest by Nov. 30, 2023	Invest by Dec. 31, 2023

Investment Based Bonus

25% Bonus Shares $20,000+ investment this round	**15%** Bonus Shares $10,000+ investment this round	**10%** Bonus Shares $1,000+ investment this round

Invest Now

In the News:



Passage Portal Helps Fish Get Safely Across Barriers

Read the Article (https://interestingengineering.com/innovation/passage-portal-helps-fish-safely-get-across-barriers)

Saving Canada's wild salmon: rescuers pin hopes on fish ladder and salmon cannon

Read the Article (https://www.theguardian.com/enviro[illegible]salmon-fish-ladder-salmon-cannon-british-[illegible])

Time running out for trapped salmon in the Fraser River?

Read the Article (https://[illegible]/video?clipId=[illegible])

(/)

Visit the Press Room
(https://www.whooshh.com/PRESS%20ROOM/whooshh-in-the-news)

Leadership:

The leadership of the company embody talent, grit and subject matter expertise. At the helm is a proactive founder and CEO with an impressive 20-year track record of executive experience launching and growing startups since earning his stripes in senior management positions at Adobe Systems. With a well-rounded business background and boasting a J.D. and an L.L.M in International Business Transactions, the CEO brings a unique blend of global business knowledge and legal acumen to the table for the company's multinational aspirations.

The rest of the company's officers are a testament to the commitment to excellence that defines the organization. With a lineup boasting advanced specialty degrees including a CPA, PHD, MBA, and ME, the officers exhibit a remarkable dedication to their respective fields, constantly driving innovation and growth. This is represented by the

numerous patents that have been issued under their work. Their unyielding determination and unwavering support are evident in the number of new, innovative, and importantly commercialized products and services they have led, both at the Company and through their prior employment. From multi-billion-dollar vaccines to electric transportation, this blend of successful and seasoned expertise and experience creates a culture of trust, innovation, and success. Their collective efforts have redefined the market and will continue to drive the company's future growth.

The cohesiveness and synergy at the board level is equally impressive, with all board members accomplished CEOs, collectively amassing 100 years of invaluable business and regulatory experience, in a wide range of fields: medical device companies, investment banking, high-tech, hospitality and law. Such a combination of strategic insight ensures that the company's technical and business direction is both well rounded, informed, and forward-thinking.



Vincent Bryan III
CEO, Board of Directors



Siao Ling Kok
VP of Finance



Steve Dearden
VP of Sales



Janine Bryan
VP of Scientific Investigative Research



Redwood Stephens
Sr. VP of Engineering



Marc Haugen
Board of Directors



Michael A. Hendrickson
Board of Directors



Vincent Bryan Jr.
Board of Directors

Invest Now

Updates:

Bonus Shares Explained (https://whooshh.investments/bonus-shares-explained/)

In order to receive bonus shares from an investment, investor must submit their investment in the



same offering that meets the minimum requirements above. (/)
Loyalty, Time, and Amount Based
Bonus shares are cumulative.
Loyalty Based Bonus shares will be
granted for each qualifying
investment made in this offering.
Amount Based Bonus shares will be
granted [...]

Read More
(https://whooshh.investments/bonus-
shares-explained/)

View More Updates
(https://whooshh.investments/posts/)

Join the Discussion:

All questions about the offering should be submitted through the
discussion section. Once approved by legal compliance staff, the
responses will be posted.

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WHOOSHH INNOVATIONS (/)

- Overview (/#offering)
- Why Invest (/#whyinvest)
- Mission
- Problem
- Solution
- Milestones (/#milestones)
- Use of Proceeds (/#useofproceeds)
- Leadership (/#management)
- Updates (/#updates)
- Discussion (/#discussion)
- FAQ (/#faq)
- Investor Login (http://whooshh.koreconex.com/login#)

investments@andescap.com (mailto:investments@andescap.com)
312-376-4500

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Overview (/#offering) | Why Invest (/#whyinvest) | Mission |

Problem | Solution | Milestones (/#milestones) |

Use of Proceeds (/#useofproceeds) |

Leadership (/#management) | Updates (/#updates) |

Discussion (/#discussion) | FAQ (/#faq) |

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